UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Equinox Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

29446Y502
(CUSIP Number)

Ross Beaty 1550 – 625 Howe Street Vancouver, BC, V6C 2T6
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 29446Y502	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Ross Beaty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,389,108(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,389,108(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,389,108(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%(2)
14	TYPE OF REPORTING PERSON IN

(1) Represents (i) 17,584,519 common shares, no par value (the “Common Shares”) of Equinox Gold Corp. (the “Issuer”) held by Ross Beaty, (ii) 4,000,000 Common Shares issued in connection with the 2021 Private Placement (as defined below), (iii) 2,489,838 Common Shares issuable on the conversion of warrants, options, restricted stock units (“RSUs”) and performance-based restricted stock units (“pRSUs”) held by Ross Beaty and (iv) 1,314,751 Common Shares held by Kestrel Holdings Ltd. a limited company organized under the laws of the Province of British Columbia, wholly-owned and controlled by Ross Beaty (“Kestrel”).

(2) Based on 300,205,429 Common Shares outstanding, calculated as follows, (i) 297,715,591 Common Shares outstanding as of April 9, 2021 plus (ii) 2,489,838 Common Shares issuable on the conversion of warrants, options, RSUs and pRSUs held by Ross Beaty.

CUSIP No. 29446Y502	SCHEDULE 13D	Page 3 of 5

1	NAME OF REPORTING PERSON Kestrel Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,314,751
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,314,751
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,314,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.44%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29446Y502	SCHEDULE 13D	Page 4 of 5

Item 1. Security and Issuer.

This amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Schedule 13D filed on March 17, 2020 (the “Original Schedule 13D”) by Ross Beaty and Kestrel Holdings Ltd. This Schedule 13D relates to the Common Shares. The address of the Issuer’s principal executive offices is Suite 1501, 700 West Pender St., Vancouver, BC, V6C 1G8.

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“The funds used to purchase the Subscription Receipts in the 2021 Private Placement (as defined in Item 5) were the personal funds of Ross Beaty , including funds derived from his personal line of credit with The Bank of Nova Scotia.”

Item 5. Interest in Securities of the Issuer.

Item 5(e) of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“(c) Except for the following transactions, the Reporting Persons have not had any transactions in the Common Shares that were effected during the past 60 days:

In connection with the Arrangement Agreement between the Issuer and Premier Gold Mines Limited (the “Arrangement”), the Issuer entered into a private placement financing transaction of up to 7,500,000 subscription receipts (“Subscription Receipts”) at a price of CAD$10.00 per Subscription Receipt (the “2021 Private Placement”). Ross Beaty purchased 4,000,000 subscription receipts from the Issuer for CAD$40,000,000 (or CAD$10.00 per Subscription Receipt) in the 2021 Private Placement. The Subscription Receipts purchased by Ross Beaty converted into 4,000,000 Common Shares.

On March 30, 2021, 5,768 RSUs that were granted to Ross Beaty in connection with his role as Chairman of the Issuer vested.

These RSUs are convertible into 5,768 Common Shares.”

CUSIP No. 29446Y502	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2021

/s/ Ross Beaty
ROSS BEATY

KESTREL HOLDINGS LTD.

By:	/s/ Ross Beaty
Name: Ross Beaty Title: President